HELLENIC REPUBLIC
 PUBLIC DEBT MANAGEMENT AGENCY (P.D.M.A.)

October 8, 2018

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hellenic Republic Withdrawal of Registration Statement and Post-Effective Amendment under Schedule B Filed March 8, 2011 File No. 333-172670

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Hellenic Republic (the “Hellenic Republic”) hereby requests that its Registration Statement and Post-Effective Amendment under Schedule B, File Number 333-172670, as initially filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2011, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective immediately.

The Hellenic Republic is seeking withdrawal of the Registration Statement as it has no current intention to pursue the offering described therein. The Registration Statement has not been declared effective by the Commission, and the Hellenic Republic hereby confirms that no securities were sold in connection therewith.

Accordingly, the Hellenic Republic respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date thereafter. Please provide a copy of the Order to Krystian Czerniecki via facsimile at +49-69-4272-5210.

Please direct any questions or comments regarding this letter to Krystian Czerniecki at +49-69-4272-5525.

Very truly yours,

/s/ Dimitrios Tsakonas
Dimitrios Tsakonas
Alternate Director General

cc:	Tom Kluck (Securities and Exchange Commission) Krystian Czerniecki (Sullivan & Cromwell LLP)